UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                              SUN RIVER ENERGY, INC.
                                (Name of Issuer)
                                  Common Stock,
                         (Title of Class of Securities)

                                   26779W 10 3
                                 (CUSIP Number)


                                  Suite 210 E,
                               10200 W. 44th Ave,
                              WheatRidge, CO 80033

                                 (303) 940-2090
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                             New Mexico Energy LLC
                              Robert A. Doak, Jr.
                                  1207 Alta St
                            Trinidad, Colorado 81082
                                 (719) 845-0863

                                 May 31, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

- ------------------------------------------------------------------------------
CUSIP #26779W 10 3                     13D                    Page 2 of 5 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     New Mexico Energy, LLC (beneficially Robert A. Doak, Jr.) and Robert A. Doak, Jr.


- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     None

- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               3,666,666
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     3,666,666
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

    0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     3,666,666
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     26%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    Co
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
CUSIP #26779W 10 3                     13D                    Page 3 of 5 Pages
- -----------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Robert A. Doak, Jr. (Beneficial owner of New Mexico Energy, LLC)
- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               3,206,667
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     3,206,667
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

    0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     3,206,667
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     23% (1)
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    I
- ------------------------------------------------------------------------------

Item 1.  Security and Issuer.


     This Schedule 13D amendment relates to the common stock ("common stock"), of Sun River Energy, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at: Suite 210-E, 10200 W. 44th Ave., Wheat Ridge, CO 80033


Item 2.  Identity and Background.

     New Mexico Energy, LLC is beneficially owned and managed by Robert A. Doak, Jr. 1207 Alta, Trinidad, NM 81082, retired Geologist, US Citizen

     No person or entity listed above has been convicted of any crime, nor has any person been subject to any civil, administrative, injunctive or other Order in the past 5 years, which enjoined, prohibited or mandated any behavior.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable. (Transfer from LLC to member name and family members of Mr. Doak, by gift).

Item 4.  Purpose of Transaction.

     Robert A. Doak, Jr. - Owner of New Mexico Energy, LLC transferred shares into his own name and into name of his family members as donees. 460,000 shares were transferred to donees, members of Mr. Doak's family.

Item 5.  Interest in Securities of the Issuer.

Name                                        Shares Owned               Percent
----                                        ------------               -------

New Mexico Energy, LLC                      3,666,666                  26%
(beneficially Robert A. Doak, Jr.)
Robert A. Doak, Jr.                         3,206,667                  23%

      (a) No person, other than a Filing Persons, are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the common stock beneficially owned by the Filing Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be filed as Exhibits.


     *10.1  Plan and Agreement of Reorganization

     * Previously Filed

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2007




                                          /s/Robert A. Doak, Jr.



                                     By:   New Mexico Energy, LLC

                                           /s/Robert A. Doak, Jr.
                                           _______________________
                                           Manager